EXHIBIT 21

Name	Jurisdiction of Incorporation or Organization

Hong Kong Wah Bon Enterprise Co.,Ltd.	Hong Kong

Shaanxi Pacific New Energy Development	PRC

Shaanxi Changjiang Mining New Energy Co.,Ltd.	PRC

Shaanxi East Mining Co.,Ltd.	PRC

Shaanxi Changjiang Electric Power New Energy Co.,Ltd	PRC